P.E. 2/21/02

02017024

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 21, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: A press release dated February 20, 2002 announcing Technip-Coflexip's preliminary unaudited financial results for 2001.

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, 20 February 2002

TECHNIP-COFLEXIP: 2001 PRELIMINARY RESULTS IN LINE WITH EXPECTATIONS

Paris, France – Technip-Coflexip (NYSE: TKP and Euronext: 13170) today announced 2001 preliminary results (unaudited).

Full year 2001 consolidated revenues totaled EUR3,546 Mn (USD3,156.5 Mn), consolidated EBITDA stood at EUR284.4 Mn (USD253.2 Mn), net income at EUR108.1 Mn (USD96.2 Mn) and net income before exceptional items and goodwill amortization amounted to EUR176 Mn (USD156.7 Mn).

These preliminary financial results are not directly comparable to the 2000 results, because of the significant change in scope of consolidation that occurred in October 2001 with the successful completion of Technip's friendly takeover of Coflexip. Prior to this takeover, the earnings of Coflexip were accounted for by Technip under the equity method, reflecting the 29.4% stake held by Technip in Coflexip. From the 4th quarter 2001 onwards, Coflexip is fully consolidated in the accounts of Technip which has been renamed Technip-Coflexip.

For this reason, in the following table:

- The first two columns display the consolidated revenues and earnings of Technip-Coflexip, with Coflexip fully consolidated as of the 4th quarter 2001.
- The next column refers to Technip "stand-alone", that is as if Coflexip had remained accounted for at the 29.4% level using the equity method in the accounts of Technip during the full year 2001.
- The financial data in the Technip 2000 column include as of April 1, 2000, under the equity method, 29.4% of the net income of Coflexip.

Consolidated Results – French GAAP – (Unaudited)

Amounts in Millions except per share data	Technip-Coflexip		Technip "stand-alone"	Technip
	2001		2001	2000
	USD	EURO	EURO	EURO
Revenues	3,156.5	3,546.0	3,051.0	2,972.0
EBITDA	253.2	284.4	223.0	198.9
EBIT	154.4	173.5	161.9	155.9
Net Income	**96.2**	**108.1**	**121.0**	**214.2**
"" Per Share	**3.79**	**4.26**	N/A	**12.85**
"" Per ADS (1) (2)	**0.95**	**1.07**	N/A	N/A
Net Income (before exceptional items and goodwill amortization charges)	**156.7**	**176.0**	**169.2**	**147.0**
"" Per share	**6.17**	**6.93**	N/A	**8.82**
"" Per ADS (2)	**1.54**	**1.73**	N/A	N/A
Number of shares on a fully diluted basis at 31 December (3)	25,389,550		N/A	16,665,000

1) U.S. dollar amounts are provided for reader convenience only at the rate of USD1=EUR 1.1234.
2) One ADS is equal to one fourth of one ordinary share.
3) Does not include the Technip shares held by ISIS (1,845,376), nor does it include the dilutive effect of the convertible bonds which were issued early 2002.

REVENUES:

Revenues are up 19.3% compared to 2000. This increase comes mainly from the consolidation of Coflexip on a 100% basis as of the 4th quarter of 2001.

For Technip on a stand-alone basis, growth in revenues was limited to 2.7%: from EUR2,972 Mn in 2000 to EUR3,051 Mn in 2001. This moderate growth reflects the slowdown in order intake which took place these past two years, where the Company continued, in a highly competitive market, to focus on profits rather than volume.

Coflexip's revenues in 2001 amounted to EUR1,899 Mn, versus EUR1,065 Mn in 2000 (+78%). This jump comes primarily from the newly acquired Aker Maritime Deepwater Division (hereafter Deepwater Division). However, on the same period, the revenues of Coflexip excluding the Deepwater Division increased by 16%, demonstrating a steady increase in SURF (Subsea, Umbilicals, risers and flowlines) activities throughout the world, and more specifically in the Gulf of Mexico thanks to the successful introduction of the Deep Blue in that market.

OPERATING INCOME:

Consolidated earnings before interest, tax, depreciation and amortization (EBITDA) amounted to EUR284.4 Mn, up 43% compared to 2000.

EBITDA generated by Technip on a stand-alone basis grew from EUR198.9 Mn (or 6.7% of revenues) in 2000 to EUR223 Mn (or 7.3% of revenues) in 2001. This strong progression is attributable to the successful completion of major contracts, such as SINCOR in Venezuela, MIDOR in Egypt or OGD-II in Abu Dhabi, and to the continued turnaround of the business acquired from Mannesman in 1999.

EBITDA generated by the former Coflexip in 2001 amounted to EUR222.5 Mn (or 11.7% of revenues) compared to EUR203.8 Mn (or 19.1% of revenues) in 2000. This decrease in EBITDA margin is linked exclusively to the Deepwater Division acquired early 2001, for which the EBITDA margin was (0.5)% of revenues, while the EBITDA margin of Coflexip excluding the Deepwater Division reached the level of 18.2%.

Two non-recurring items had a negative effect on Coflexip's earnings in 2001:

- A charge of EUR10.2 Mn (pre-tax) linked to specific expenses incurred by Coflexip in relation with the take-over bid launched on its equity by Technip in July 2001.

- A loss on the refurbishment of a drilling rig undertaken by the Finnish affiliate of the Deepwater Division. This loss comes to EUR27.3 Mn (pre-tax) as compared to the estimated EUR30.7 Mn indicated in the press release issued by Technip-Coflexip on 29 October 2001.

Without these two non-recurring items, EBITDA of Coflexip would have been about EUR260 Mn (or 13.7% of revenues).

For the full year 2001, the earnings of the Deepwater Division were affected not only by the above mentioned non-recurring loss, but also by the postponement of various floaters projects in the Gulf of Mexico and by a relatively low level of activity in its Newcastle and Corpus Christi yards.

Based on these facts and in view of the regulations about asset impairment, management anticipates an additional amortization of about EUR140 Mn which will be recorded in the fourth quarter on the goodwill of the Deepwater Division acquired by Coflexip early 2001. The resulting reduction in the net worth of Coflexip will trigger an equivalent increase in the acquisition goodwill of Coflexip in the accounts of Technip-Coflexip, while the overall amount of acquisition goodwills in Technip-Coflexip will remain unchanged at about EUR2.6 Bn, which will generate an amortization charge of approximately EUR120 Mn per year on a full-year basis.

NET INCOME:

Net income of the Company, before exceptional items and goodwill amortization, is up by 19.7% over the previous year.

Had Technip continued to account for Coflexip under the equity method at the 29.4% level for the full year 2001, the net income of Technip (before exceptional items and goodwill amortization) would have amounted to EUR169.2 Mn, showing a progression of 15.1% over 2000. Compared to our target of 20% earnings progression between 2000 and 2001, this number falls short by EUR7 Mn. This gap is mainly due to the net, after-tax impact of the non-recurring loss registered by Coflexip on the drilling rig contract mentioned earlier.

FINANCIAL STRUCTURE:

Shareholders' equity of Technip-Coflexip amounts to some EUR2.2 Bn at 31 December 2001, compared to EUR0.8 Bn the year before. Total debt is EUR1.6 Bn at the end of 2001, versus EUR0.2 Bn at the end of 2000. The cash position of Technip-Coflexip stands at EUR0.8 Bn at the end of 2001, compared to EUR0.6 Bn at the end of 2000.

These changes are mostly related to the major acquisitions made during the past year (Coflexip's acquisition of the Deepwater Division early 2001, and Technip's acquisition of Coflexip and ISIS in October 2001).

At the end of 2001, the debt ratio of Technip-Coflexip (net debt / net debt + shareholders' equity) stands at approximately 28%.

BACKLOG:

At December 31, 2001, the total backlog for Technip-Coflexip combined stood at EUR4,926 Mn, of which EUR1,887 Mn was attributed to Coflexip. At end 2000 the entities that make up today's Technip-Coflexip would have together had a backlog of EUR4,770 Mn, of which EUR3,410 Mn attributed to Technip, EUR931 Mn to Coflexip, and EUR429 Mn to the Deepwater Division (acquired by Coflexip in early 2001).

As previously disclosed, in a press release dated 17 January 2002, the backlog of the former Technip does not include several large projects for which contracts have been already signed but which, pending customary financing, have not yet entered in force, for a total value of EUR1.5 Bn. The coming into force of these contracts is expected during 2002. This "pre-backlog" is significantly higher than in the two previous years, where it was limited to EUR0.7 Bn to EUR0.8 Bn.

In the former Coflexip, backlog increase year on year was 22% for the SURF (Subsea, Umbilicals, Risers and Flowlines) business and 73% in the floaters business. This sharp increase in the floaters backlog was mainly driven by the upsurge of orders in new Spars in the Gulf of Mexico, which fully confirms the strategic interest of the floaters business acquired by Coflexip one year ago, through the acquisition of the Deepwater Division.

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, commented: "Even if we are disappointed by the financial performance of the Deepwater Division in 2001, I feel very confident that the combination of Coflexip, the Deepwater Division and Technip-Upstream in the new Offshore Branch of Technip-Coflexip will be the source of great satisfaction in the coming years. In this Branch, the integration of the teams and of the business tools is progressing smoothly and the big upsurge in order intakes bodes well for the development of our activities and earnings in the coming years. On the former Technip side, where the 2001 earnings again demonstrated strong growth, our challenge today is to further increase our backlog. I do believe 2002 will be fruitful in this respect, given the number of proposals and prospects for large projects which are on our radar screen, especially for the development of gas and gas-related projects in the Middle East, in the Far East and in Africa."

CONFERENCE CALL:

Daniel Valot, Chairman of the Management Board of Technip-Coflexip, will comment on the 2001 *preliminary results in the following two conference calls:*

- A **French language** conference call will be held on Thursday, **February 21, 2002, at 11:30 am Paris time.**

  To participate in the **French language conference**, *simply dial* ***+33 (0) 1 56 38 35 35 or*** **+33 (0) 1 55 69 57 51** (France) ten to fifteen minutes prior to the scheduled start time.

  Please be sure that you call from a touch tone phone to be able to connect to the call and participate in the question and answer session. You will be asked for the name of the conference "Technip-Coflexip" and the name of the Chairman of the Management Board "Mr. Valot".

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **+33 (0) 1 40 50 20 20** and use the confirmation code **1737**.

- An **English language** conference call will be held on Thursday, **February 21, 2002, at 5:30 p.m. Paris time, 11:30 a.m. Eastern US time and 10:30 a.m. Central US time**.

  To participate in the **English language conference**, simply dial **1 (719) 457-2653** (United States) five to ten minutes prior to the scheduled start time.

  A replay will be available, starting 2 hours after the close of the call, for 7 days. To listen to the replay dial **1 (719) 457-0820** and use the confirmation code **611115**.

Both calls (in English and in French) will be broadcast live on the Group Website and replays available for 7 days. The Web address is: www.technip-coflexip.com, the replay will be in the Presentations and Meetings section.

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With a workforce of about 18,000, TECHNIP-COFLEXIP ranks among the top five international groups in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries. Results of operations in any past period should not be considered indicative of the results to be expected for future periods.

For further information contact:
Sylvie Hallemans
Press Relations
TECHNIP-COFLEXIP
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

Miranda Weeks
Investor Relations Officer
TECHNIP-COFLEXIP
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip-Coflexip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2002

TECHNIP-COFLEXIP

By: ______________

Name: Patrick Picard

Title: Corporate Secretary